BRF: EBITDA EXPANDS BY 25% IN THE SECOND QUARTER

Fall in net debt following strong cash generation led to a positive evaluation from Standard & Poor’s rating agency

BRF´s earnings in the second quarter of 2014 reflected the new management´s strategy which is focused on profitability and maximizing value. There was a strong generation of cash flow in the period, amounting to R$ 954.0 million compared with R$ 365.0 million in 2Q13, a growth of 161%. This performance highlights the improvement in the company´s operating result, the optimization of its investments and the consistent strength and sustainability of its working capital needs.

BRF ended 2Q14 with operating income of R$ 691.7 million, an increase of 37.6% over 2Q13. EBITDA amounted to R$ 1.0 billion in 2Q14, an expansion of 25.1% over the same quarter of last year and resulted in an EBITDA margin of 13.0%. A comparison shows that the net income of R$ 267.1 million was 28.1% higher year-over-year.

The strategy of giving priority to more profitable markets and items, as well as a good performance by processed foods and fresh poultry on the domestic market boosted the consolidated net revenues which came to R$ 7.7 billion.

Net debt continued to fall and ended the period at R$ 5.1 billion, 14.6% below 1Q14. The level of the net debt/ EBITDA ratio over the last 12 months (1.51 times) reinforces the company´s solidity, which was confirmed by Standard & Poor´s, and leaves it in a comfortable situation to invest.

BRF launched 24 products in the period, 18 of them on the domestic market, 4 abroad and 2 in the food services segment.

The company invested R$ 470.5 million in the quarter, 20.7% higher than in 2Q13. Most of this amount was destined for the construction of a food processing plant in Abu Dhabi, an important step forward in BRF´s process of expanding its operations internationally and gaining access to local markets. This was also reinforced with the conclusion of two operations - the acquisitions of Federal Foods, in the United Arab Emirates, and a 40% stake in the capital stock of Al Khan Foodstuff LLC, BRF`s current products distributor in the Sultanate of Oman.

The second quarter of 2014 was also marked by the World Cup in Brazil. Sadia was a sponsor of the Brazilian team and promoter of the #Joapramim  (#Playforme) campaign in which children The #jogapramim campaign served as a vehicle for making Sadia, a sponsor of the Brazilian national soccer team, one of the five leading brands related to soccer and to the World Cup most spontaneously recalled. The perception of the Brazilians was extremely positive with more than 80% approval rate and presence in the global trend topics. This campaign was important to reinforce the company’s focus towards the sports segment, and now we direct our efforts to the 2016 Olympic Games in Rio de Janeiro, which we are official sponsors.

DOMESTIC MARKET

The consolidation stage of the new go-to-market (GTM) sales force was concluded this quarter in all regions of Brazil and brought stimulating results in terms of increasing volumes, greater cross-selling between brands and an expansion in the number of sales points.

The GTM´s aim is to achieve a more in-depth knowledge of the regional markets, improve client attendance and offer products with higher added value.

Revenues from the domestic market came to R$ 3.3 billion in 2Q14, 7.0% higher than in 2Q13. The operating result amounted to R$ 384.2 million, 70.4% more than in 2Q13. There was an operating margin of 11.6% compared with 7.3% for the same period of 2013.

INTERNATIONAL MARKET

Even against a backdrop of pressure from costs and fall in the supply of cattle and hogs, BRF registered impressive results on the international market.

The company proceeded with its strategy of protecting itself against the volatility of these markets. It reduced volumes in regions with lower margins and aligned its prices in dollar terms, registering an average increase of 11.2% (+19.8% in Reais) in comparison with 2Q13.

Revenues were 7.3% higher than in 1Q14. The operating margin came to 7.8% in 2Q14, exceeding the margin of 6.4% registered in 2Q13 and 6.0% in 1Q14.

DAIRY PRODUCTS

A comparison with 2Q13 shows that the current strategy of concentrating on a more profitable mix of sales led to a drop of 13.5% in the volume although the net revenues remained stable at R$ 702.9 million, reflecting the expansion of 15.3% in the average price. There was an increase of 7.2% in net revenues over the previous quarter, 6.2% in the average price, 0.9% in volume and 5.4 p.p. in the operating margin.

FOOD SERVICES

BRF registered an increase of 6.6% in net revenues and 4.6% in volume on an annual comparison, led by the more elaborate/processed categories.

FIRST HALF

BRF performed well in the period, with net revenues of R$ 15.0 billion. The consolidated increase of 2.0% was driven by the growth of the consolidated domestic market (including the dairy business and food services), with a rise of 4.6% in revenues over the first half of 2013.

Even though the total sales volume was 9.8% lower, a comparison with 1H13 shows positive figures. There was an increase of 10.1% in the gross income (R$ 3.9 billion); 21.3% in the operating result (R$ 1.3 billion); 16.1% in the EBITDA (R$ 1.9 billion); and 2.7% in the net income (R$ 582.5 million).

BRF – CORPORATE COMMUNICATION